Canterbury Park Holding Corporation

1100 Canterbury Road
Shakopee, MN 55379

October 16, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Canterbury Park Holding Corporation

Registration Statement on Form S-3

Filed October 10, 2019

File No. 333-234156

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Canterbury Park Holding Corporation hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 4:00 p.m. Eastern Time on Friday, October 18, 2019, or as soon as practicable thereafter.

If you have any questions regarding this request, please contact April Hamlin of Ballard Spahr LLP, counsel to the Company, at (612) 371-3211.

Sincerely,

CANTERBURY PARK HOLDING CORPORATION

/s/ Randy J. Dehmer

Randy J. Dehmer

Chief Financial Officer